

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

Via E-mail
Melinda Brunger
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002

> **Re:** **HealthWarehouse.com, Inc.**
> **Revised Preliminary Proxy Statement filed on Schedule 14A**
> **Filed on July 17, 2013 by Karen Singer et al.**
> **File No. 000-13117**

Dear Ms. Brunger:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

General

1. The revised proxy statement shows an incorrect number of shares outstanding in comparison to what the issuer has reported as of July 1, 2013. The correct amount of outstanding shares appears to be shown in the issuer's revised filing on July 12, 2013. In Annex B and C of the revised proxy statement, the stockholders are incorporating information from the issuer's initial filing in June even though this information has since been updated. Please ensure that all calculations made regarding share ownership are based on the outstanding share figure disclosed in the issuer's proxy statement.

Reasons to Vote for Our Nominees as Directors

2. Please delete your references to the "recent[]" resignations of John Backus and Eduardo Altamirano, and instead provide a more objectively determinable description of their resignation dates. We note, for example, that Mr. Altamirano resigned in February 2013.

3. Notwithstanding the existence of subsequent disclosure, please revise the reference regarding the derivative lawsuit by HWH Lending, LLC to disclose that the Singer Children's Management Trust is its sole member.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please be reminded that:

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

*   the participant may not assert the issuance or absence of staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

*   the Enforcement Division has access to all information produced in response to these comments.

Please contact me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions